                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                 SCHEDULE TO-T/A

                                 (Rule 14d-100)

      Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1) of
                       the Securities Exchange Act of 1934
                                (Amendment No. 3)

                               CHEAP TICKETS, INC.
                       (Name of Subject Company (issuer))

                       Diamondhead Acquisition Corporation
                               Cendant Corporation
                      (Names of Filing Persons (Offerors))

                                 --------------

                    Common Stock, par value $0.001 per Share
                        (Titles of Classes of Securities)

                                 --------------

                                     151310
                      (CUSIP Number of Class of Securities)

                             James E. Buckman, Esq.
                        Vice Chairman and General Counsel
                               Cendant Corporation
                               9 West 57th Street
                            New York, New York 10019
                                 (212) 413-1800
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                               the filing person)

                                   Copies to:



            Kenton J. King, Esq.                                      Eric J. Bock
  Skadden, Arps, Slate, Meagher & Flom LLP         Senior Vice President, Law and Corporate Secretary
       525 University Ave., Suite 1100                            Cendant Corporation
         Palo Alto, California 94301                              9 West 57/th/ Street
               (650) 470-4500                                   New York, New York 10019
                                                                     (212) 413-1800

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

         Transaction Valuation*                           Amount of Filing Fee**
              $406,241,791                                       $81,249

* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 23,299,413 shares of common stock of Cheap Tickets, Inc. at the tender offer price of $16.50 per share of common stock. The transaction value also includes the offer price of $16.50 less $11.16, which is the average exercise price of outstanding options, multiplied by 2,652,698, the estimated number of options outstanding. The transaction value further includes the offer price of $16.50 less $11.805, which is the exercise price of outstanding warrants, multiplied by 1,626,426, the number of warrants outstanding.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $81,249     Filing        Diamondhead Acquisition
                                                Parties:      Corporation and Cendant
                                                              Corporation
         Form or Registration No.   SC TO-T     Date Filed:   August 23, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.
[_]      issuer tender offer subject to Rule 13e-4.
[_]      going-private transaction subject to Rule 13e-3.
[_]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer:

[_]
------------------------------------------------------------------ -------------

         This Amendment No. 3 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), as amended through the date hereof, filed initially with the Securities and Exchange Commission on August 23, 2001 by Diamondhead Acquisition Corporation (the "Purchaser"), a Delaware corporation, and Cendant Corporation ("Parent"), a Delaware corporation, relating to the third-party tender offer by the Purchaser to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Cheap Tickets, Inc., a Delaware corporation (the "Company"), at $16.50 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to

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Purchase dated August 23, 2001 and filed as Exhibit (a)(1)(A) to the Schedule TO
(the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11.  Additional Information.

         Item 11 of the Schedule TO is hereby amended and supplemented to add to the end thereof the following:

         "The Offer expired at 12:00 midnight, New York City time, on Friday, October 5, 2001. Based on information provided by the Depositary to Parent, as of the expiration of the Offer, more than 90 percent of Company's issued and outstanding shares, have been tendered and not withdrawn. The Purchaser accepted for purchase and payment all shares validly tendered pursuant to the Offer. Parent issued a press release, a copy of which is attached hereto as Exhibit
(a)(1)(L) and is incorporated herein by reference."

Item 12.  Exhibits.

         Item 12 is hereby amended and supplemented to add the following exhibits:

"(a)(1)(L) Press Release issued by Parent, dated October 8, 2001."

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           DIAMONDHEAD ACQUISITION CORPORATION


                                           By:    /s/ Eric J. Bock
                                                  ------------------------------
                                           Name:  Eric J. Bock
                                           Title: Senior Vice President and
                                                  Secretary


                                           CENDANT CORPORATION



                                           By:    /s/ Eric J. Bock
                                                  ------------------------------
                                           Name:  Eric J. Bock
                                           Title: Senior Vice President, Law and
                                                  Corporate Secretary

Dated:  October 9, 2001